June 4, 2025

Marvin White
Chief Executive Officer
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

       Re: Aptevo Therapeutics Inc.
           Draft Registration Statement on Form S-1
           Submitted May 30, 2025
           CIK No. 0001671584
Dear Marvin White:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Sean Donahue, Esq.